SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2017, dated March 28, 2018.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 28, 2018	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2017

HIGHLIGHTS

-	Operating revenues reached RMB366,229 million, up by 3.9%. Service revenues reached RMB331,044 million, up by 6.9%

-	EBITDA was RMB102,171 million, up by 7.4%. EBITDA margin was 30.9%, up by 0.2 percentage point

-	Profit attributable to equity holders of the Company was RMB18,617 million, up by 3.3%. Basic earnings per share were RMB0.23

-	The Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.115 per share for the year 2017 to be declared, representing an increase of 9.5% over the year 2016

-	Total number of mobile subscribers reached 250 million, with a net increase of 34.96 million, of which the number of 4G users reached 182 million, with a net increase of 60.17 million. 4G users accounted for 73% of total mobile subscribers while the aggregate handset Internet data traffic increased by 182% over last year

-	Total number of wireline broadband subscribers reached 134 million, with a net increase of 10.41 million, of which Fibre-to-the-Home (FTTH) subscribers reached 126 million, with a net increase of 20.18 million

CHAIRMAN’S STATEMENT

2017 was a year with landmark connotation in the development history of the Company. Facing increasingly complicated operation environment together with continuously intensified fierce market competition, corporate development faced immense pressure. With a unitary goal cohering as a whole, the Company firmly adhered to the established direction and stepped forward with keen determination to surmount tough difficulties. The Company thoroughly exploited all-rounded competitive capabilities persistently constructed and accumulated over the years and fully developed the superb corporate culture spirit of excellent execution, resulting in achievement of impressive results for the year with profitable scale development leaping forward to a new landmark. Meanwhile, with conscientious and organised planning before implementation, we pragmatically fostered transformation and upgrades as well as promoted comprehensive in-depth reforms, attaining important progressive results in phases. With accelerated cultivation of new growth engines, corporate vitality was remarkably and substantially reinforced. As a result, the stamina of development momentum became prominent. The results of 2017 demonstrated the Company’s strong capabilities of resisting pressure and attaining growth and also proved the appropriateness of the development strategy of the Company, enabling us to further strengthen our confidence in persistently creating new value for shareholders.

Continual acceleration in scale development

In 2017, operating revenues amounted to RMB366.2 billion, representing an increase of 3.9% over last year. Of which service revenues1 amounted to RMB331.0 billion, representing an increase of 6.9% over last year with revenue growth surpassing the industry average for three consecutive years. Mobile service revenues amounted to RMB153.8 billion, representing an increase of 11.7% over last year while wireline service revenues amounted to RMB177.2 billion, representing an increase of 3.0% over last year, resulting in concurrent enhancement in growth rates. Revenue structure was further optimised and the proportion of revenues from emerging businesses as a percentage of service revenues increased by 6.4 percentage points over last year. EBITDA2 was RMB102.2 billion, representing an increase of 7.4% over last year. EBITDA margin2 was 30.9%, representing an increase of 0.2 percentage point over last year. Net profit3 was RMB18.6 billion, representing an increase of 3.3% over last year while basic earnings per share were RMB0.23. Capital expenditure was RMB88.7 billion, representing a decrease of 8.4% over last year and achieving persistent stringent control. Free cash flow4 has remarkably improved and reached RMB7.3 billion.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sale of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Net profit refers to the profit attributable to equity holders of the Company. Excluding after-tax effect of changes in depreciable lives of certain fixed assets amounted to approximately RMB3.1 billion, the net profit for year 2017 was approximately RMB21.7 billion, representing an increase of 20.2% over last year.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Taking into consideration the return to shareholders, the Company’s profitability, cash flow level and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.115 per share for the year 2017 to be declared, representing an increase of 9.5% over the year 2016.

In 2017, the growth of subscriber scale of the Company has further accelerated. The net increase of mobile subscribers was 34.96 million, being doubled over last year. The total number of mobile subscribers reached 250 million, accounting for 17.6% market share which represented an increase of 1.4 percentage points from the end of last year. Of which the net increase of 4G users was 60.17 million, with a net increase of over 60 million for two consecutive years and reaching a total of 182 million. The net increase of wireline broadband subscribers was 10.41 million, achieving a new record high over the past 5 years and reaching a total of 134 million. Of which the proportion of wireline subscribers of Hundred-Mbps or above accounted for nearly 50% and being doubled. e-Surfing HD services continued to develop rapidly and the net increase of e-Surfing HD subscribers was 24.43 million, reaching a total of 85.76 million. Internet of Things (IoT) services developed quickly while the connected devices increased by more than 200% over last year.

Pragmatic promotion of transformation and upgrades

Year 2017 is the first complete year for implementation of transformation and upgrades strategy. The Company grasped and embraced the new development trend of intelligent era with network intelligentisation, service ecologicalisation and operation intellectualisation (“three initiatives”) as the direction of transformation and upgrades, striving to be “a leading integrated intelligent information services operator”. Over the past year, the Company continuously enriched strategic connotation and reinforced strategic execution, accomplishing effective results in phases and embarking on pragmatic steps forward in transformation and upgrades.

Network intelligentisation

Network intelligentisation is the foundation of transformation and upgrades. Being guided by CTNet2025, the Company promoted network reconstitution, introduced technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV) and sped up upgrades of network and equipment, endeavouring to build a new style network featuring neatness, efficient centralisation, swiftness and openness. In 2017, the Company constructed three superior networks, namely 4G network, IoT network and all-fibre network and based on these foundations, the Company also boosted the intelligentisation evolution of network with further consolidation and enhancement of network advantages.

Accelerated reinforcement of fundamental network capabilities. 280,000 new base stations were built, reaching a total of 1.17 million. We comprehensively established superior full coverage 4G network characterised with high- and low-frequency collaboration and simultaneously shaped network capabilities of VoLTE HD voice commercial launch, offering industry-leading integrated experience to our customers. Leveraging the 800MHz FDD 4G network, the Company became the pioneer in building the first NB-IoT network with the widest coverage and largest scale in the world and commenced commercial launch in 31 provinces nationwide. Meanwhile, eMTC was proactively introduced while a new generation of IoT capabilities with the characteristics of entire range and full speed is now being shaped and formed. Persisting in promoting the construction of fibre network, we established the world’s largest Fibre-to-the-Home (FTTH) network while the fibre network coverage rate of households in cities and towns reached 96%. With comprehensive possession of Hundred-Mbps broadband service capabilities, we commenced deployment of Gbps broadband network in major cities. In overall, we continued to maintain our leading position in the industry.

Steady promotion of network intelligentisation evolution. We primarily accomplished the construction of cloud infrastructure unified across the entire network, laying a solid foundation for large scale cloudification of network capabilities in the future. Following the completed development of SDN intelligent dedicated line and pilot launch, the business capabilities of “self-selective network” were rapidly enhanced. With a vision looking forward into the future focusing on new opportunities with favourable return, we closely monitored trends and proactively accumulated capabilities to prospect the landscape of 5G development. The Company is deeply devoted to engaging in 5G standard formulation and network technology trial runs while taking the initiatives to explore and research on the feasibility study of collaborative development of 5G and 4G. 5G network trial has been conducted in 6 cities with extensive promotion of research and development of 5G applications.

Service ecologicalisation

Service ecologicalisation is the core of transformation and upgrades. In collaboration with its own strengths and resources endowment, the Company proactively established five business ecosphere, namely Intelligent Connection, Smart Family, new ICT applications, IoT and Internet Finance. In 2017, adhering to the theme of “co-sharing, co-innovation, co-prosperity”, we coordinated with co-operative partners to co-build “Ecosystem-Tetris” with the aim of fostering the mutual integration, mutual promotion and scale development of the entire ecosphere.

Intelligent Connection ecosphere is the foundation of service ecologicalisation. The Company fully leveraged the advantages of “multi-mode” handsets, vigorously promoted heavy data usage products and insisted on integrated operation strategy. As a result, the subscriber scale of Intelligent Connection ecosphere expanded rapidly and its revenue increased by 4.7% over last year. With increasing popularity of “multi-mode” handsets, sales volume of “multi- mode” handsets of the entire industry increased by more than 20%5 over last year, accounting for approximately 80%5 of total sales volume of handsets while the sales volume of “multi- mode” handsets of the Company exceeded 130 million, resulting in remarkable expansion in customers’ growth potential. With comprehensive exploitation of the 4G network capabilities advantages, we launched unlimited usage package products to mid- to high-end users. We also closely co-operated with various well-known Internet enterprises and offered more than 30 Internet card products to the youngsters group. The increase of subscribers of heavy data usage products for the year was approximately 60 million. The aggregate handset Internet data traffic increased by 182% while the mobile handset Internet access revenue increased by 33%. Meanwhile, with our perseverance in integrated operation, we actively boosted in-depth integration of broadband with heavy data usage products and Smart Family ecosphere products such as e-Surfing HD so as to attain rapid growth of broadband subscribers with concurrent remarkable enhancement of overall business value of the Company.

Smart Family ecosphere is a key area for value extension of connection capabilities. Based on broadband advantages as foundation, the Company strengthened ecological cooperation and enriched product systems to facilitate the formation of three smart livelihood portals, including e-Surfing gateway, e-Surfing HD and Smart Family app. With the promotion of various integrated product and services such as intelligent WiFi networking services, family cloud and intelligent voice box, we boosted the consumption upgrade for smart homes and home entertainment. Revenue from Smart Family ecosphere for the year increased by more than 40% with rapid expansion of business scale, which became important differentiated development measures for Intelligent Connection ecosphere. In the future, we will further facilitate the convergence of premium contents and applications and foster Internet-oriented operations, resulting in acceleration of products value realisation and persistent cultivation of new growth momentum.

[5]	The data is quoted from SINO Market Research.

New ICT applications ecosphere and IoT ecosphere are valuable fields with vast development potential. Following the in-depth integration of Internet, cloud computing, Big Data, artificial intelligence with government management and corporate production, the integrated demand for new ICT applications and IoT increased rapidly. The Company’s premium networks, extensive IDC resources, excellent government and enterprise customers service systems as well as enriched industry experience offered strong and powerful support for seizing market opportunities and confirming leading position. Driven by cloud as the lead, we increased our initiatives to integrate cloud with network and broaden the development of informatisation applications focusing on key industries including government administration, education, medical care and industrial Internet. Scale expansion was accelerated while development momentum maintained persistently strong. Revenue from cloud and Big Data services increased by nearly 70% over last year while the revenue from IDC services maintained rapid growth. Based on a new generation of IoT with nationwide coverage as foundation, we successfully constructed Connectivity Management Platform and enriched terminals products, endeavouring to expand connection scale. Targeting on the long-term value growth of vertical applications such as Internet of vehicles, intelligent wearable devices and smart city, we devoted to create Application Enablement Platform and promoted the integration of IoT with cloud, striving to attain further extension towards high-end of value chain.

Internet Finance ecosphere becomes the Company’s important measures for differentiation. We proactively promoted mutual integration and mutual promotion of Internet Finance ecosphere and Intelligent Connection ecosphere. The Company launched BestPay red packet6 and integrated convenient and agile finance payment capabilities with enriched consumption mode in business districts, creating differentiated marketing initiatives. The increase of BestPay red packet users for the year exceeded 30 million, driving rapid growth in mobile subscribers scale. Meanwhile, with enormous mobile subscribers resources serving as foundation, we promoted enrichment in various financial products to expand mobile payment scale. The total gross merchandise value of “BestPay” for the year was approximately RMB1.6 trillion, representing an increase of 53% over last year. In the future, the Company will persistently reinforce ecological cooperation and further expand Internet Finance services.

[6]	BestPay red packet is an innovative model of contract package launched by China Telecom. Each month a certain amount will be refunded to contract users on proportion, which can be used for airtime topping up as well as online and offline consumption of BestPay.

Operation intellectualisation

Operation intellectualisation is the key to transformation and upgrades. Driven by Big Data as a force, we endeavoured to build market and frontline-driven operational systems so as to enhance efficiency of operational management. In 2017, the Company steadily promoted operation intellectualisation and the corporate core began to take shape. We initially established enterprise-level Big Data platform embedded the features of “centralisation, openness and cloudification” and accomplished the core data convergence of network, platform and operation. The volume of data collection and processing reached 100TB per day. In opening up our capabilities of data interchange and model analysis, we emphasised to develop tens of Big Data applications such as pre-assessment on product gross margin and network precision investment.

Riding on the corporate core capabilities, the Company profoundly promoted precision marketing, delicated service, lean network operations and precision management. Through utilisation of Big Data analysis, we precisely reached out to our targeted customers. With our continuous efforts in strengthening electronic channels and upgrading over 10,000 Smart Family experience stores, we enhanced the channels’ efficiency and capabilities. In executing our service commitment to “installation within one day, repairs within one day, compensation in the event of delay”, we established a new benchmark in the industry. Intelligent service methods such as customer services robots were launched so as to enhance service efficiency and customers experience, enabling us to maintain industry leading position in terms of customer satisfaction in both handset and wireline Internet access services. The response speed of installation and maintenance was expedited to enhance users’ end-to-end experience. Through optimisation in the lease management of telecommunications towers, we focused on managing and controlling the relevant costs. Risks scanning model was built to strengthen the capabilities of risk prediction as well as risk management and control. With the implementation of precision network construction, we diverted resources titling towards highly profitable areas while through deepened centralised procurement, operating costs were reduced and corporate efficiency was enhanced.

Comprehensive in-depth reform and innovation

In 2017, the Company grasped the favourable and golden period of reforms to promote comprehensive in-depth reforms and reinforce reforms initiatives with our unwavering determination. The vitality of various factors such as human resources and capital were fully stimulated, accelerating the formation of operation systems and organisation mechanisms in alignment with transformation and upgrades.

In the aspect of operation systems, through persistent exploration and optimisation, the featured reform model of three-dimensional inter-driven forces comprising sub-division of performance evaluation units, professional operation and top-down support was formed, while more than 50,000 autonomous operation entities with unified accountability of duties, rights and interests were established, achieving concurrent growth of employee values and corporate values as a whole. The frontline vitality was significantly stimulated while professional endowment and capabilities as well as integrated service support level were consistently enhanced. Employees’ satisfaction and corporate cohesion were continuously reinforced. Our reforms measures are the paradigm of state-owned enterprises’ reforms.

In the aspect of organisation mechanisms, we carried out systematic reforms surrounding “three initiatives” and established the business innovation committee and technology innovation committee to coordinate and plan the corporate transformation blueprint. We also launched the operation of project-based systems and formed intellectualised joint project team to strengthen collaboration and innovation across professions, regions and levels.

In the aspect of factors reforms, we vigorously selected and recruited professional and technological talents which were requisite for the enterprise transformation, boosting the implementation of middle-to-long term incentives for core talents and endeavouring to establish talents system in alignment with transformation. We strived to bolster in-depth capital investment and operation to expedite the promotion of mixed-ownership reforms. With increased deployment in research and development, we commenced a number of significant research projects so as to accelerate the pace of technological innovation.

Corporate governance and social responsibility

We always commit to uphold a high level of corporate governance. Insisting on governing the corporate in accordance with laws and regulations, we attach great importance to risk management and control and continuously enhance corporate transparency to ensure corporate healthy and sustainable growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. In 2017, we were accredited with a number of awards and recognitions, including “Most Honored Company in Asia” by Institutional Investor for seven consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia and “Best Initiative in Innovation” by The Asset.

As a major force of constructing “Cyberpower, Digital China and Smart Society” and a network infrastructure provider, we persevere in fulfillment of social responsibility. With full exploitation of the “carrying pole” function, we connect the upstream and downstream partners along the value chain and drive the joint development of information and telecommunications industry together with Internet applications enterprises, bolstering robust development of digital economy. In grasping the wish to enjoy better living of the general public, we promote to offer efficient, convenient and intimate personalised product services. With further implementation of the “Speed Upgrade and Tariff Reduction” policy, we vigorously reinforced the construction of informatisation fundamental infrastructure in rural areas so as to foster targeted poverty alleviation for the benefit of the society and the general public as a whole. With vigorous promotion of bandwidth expansion of Internet backbone network, network communications quality was effectively assured. In addition, we are also devoted to maintain network security and information security, striving to create a clean and healthy cyberspace. With accelerated replacement of obsolete equipment, we promote energy saving and emission reduction as well as foster green development. We received high recognition and appreciation from the society through our efforts in successfully accomplishing telecommunications assurance for the 19th CPC National Congress, BRICS Summit and “the Belt and Road” Summit, as well as disaster relief and rescue activities.

Outlook

At present, national development enters into a new era as the economy is transitioning from a phase of rapid growth to a stage of high-quality development. Developing modernised economy becomes the strategic goal of our nation’s development. With the state’s vigorous promotion of the construction of “Cyberpower, Digital China and Smart Society”, in-depth integration of informatisation with real economy including new industrialisation, urbanisation, agricultural modernisation is reinforced. New growth areas are cultivated while new impetus are shaped and formed, bringing precious development opportunities for the telecommunications industry. From the viewpoint of the entire industry, there is still vast growth potential for subscribers scale. Demand for data traffic continues to maintain rapid growth while emerging businesses show enormous demand capacity, providing vast market development potential for us. Meanwhile, with intensified industry competition together with increased pressure on price competition of data traffic and broadband services, the fleeting development opportunities of subscribers scale lapse promptly and cross-industry competition becomes increasingly prominent.

The present condition inspires us to strive for excellence and work hard while the development path has long term implication. We will promote deepened supply-side structural reform and accelerate transformation and upgrades, fostering quality reform, efficiency reform and impetus reform. Leveraging all-round competitive capabilities and insisting on integration and innovation, we will implement a more proactive marketing strategy to accelerate efficient scale development and persistently promote cost reduction and efficiency enhancement, while appropriately responding to the changes of regulations as well as maintaining good growth momentum. Meanwhile, with our devoted efforts to deeply promote network intelligentisation, service ecologicalisation and operation intellectualisation, a new generation of informatisation fundamental infrastructure featuring “Internet of everything, human-computer interaction as well as integration of satellite with existing network as a whole” is being created and built. With the establishment of integrated ecology between information technology and various sectors and industries, we will enhance corporate total factor productivity and march towards the three major goals of “construction of Cyberpower, building a first-class enterprise, co-establishment of better living”, endeavouring to continuously create new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere gratitude to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Sun Kangmin for his excellent contributions during his tenure of office as a Director of the Company.

Yang Jie

Chairman and Chief Executive Officer

Beijing, China

28 March 2018

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2017 extracted from the audited consolidated financial statements of the Group as set out in its 2017 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2017

(Amounts in millions, except per share data)

		2017	2016
	Notes	RMB	RMB
			(restated)
Operating revenues	5	366,229	352,534

Operating expenses
Depreciation and amortisation		(74,951)	(67,942)
Network operations and support		(103,969)	(94,156)
Selling, general and administrative		(58,434)	(56,426)
Personnel expenses		(56,043)	(54,504)
Other operating expenses		(45,612)	(52,286)

Total operating expenses		(339,009)	(325,314)

Operating profit		27,220	27,220
Net finance costs	6	(3,291)	(3,235)
Investment income		147	40
Share of profits of associates		877	91

Profit before taxation		24,953	24,116
Income tax	7	(6,192)	(5,993)

Profit for the year		18,761	18,123

		2017	2016
	Note	RMB	RMB
			(restated)
Other comprehensive income for the year
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(400)	(228)
Deferred tax on change in fair value of available-for-sale equity securities		100	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(259)	190
Share of other comprehensive income of associates		7	6

Other comprehensive income for the year, net of tax		(552)	25

Total comprehensive income for the year		18,209	18,148

Profit attributable to
Equity holders of the Company		18,617	18,018
Non-controlling interests		144	105

Profit for the year		18,761	18,123

Total comprehensive income attributable to
Equity holders of the Company		18,065	18,043
Non-controlling interests		144	105

Total comprehensive income for the year		18,209	18,148

Basic earnings per share	8	0.23	0.22

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2017

(Amounts in millions)

		31 December	31 December
		2017	2016
	Notes	RMB	RMB
			(restated)
ASSETS

Non-current assets
Property, plant and equipment, net		406,257	389,671
Construction in progress		73,106	80,386
Lease prepayments		22,262	22,955
Goodwill		29,920	29,923
Intangible assets		12,391	11,244
Interests in associates		35,726	34,572
Investments		1,154	1,535
Deferred tax assets	10	5,479	5,061
Other assets		3,349	3,077

Total non-current assets		589,644	578,424
Current assets
Inventories		4,123	5,106
Income tax recoverable		693	50
Accounts receivable, net	11	22,096	21,465
Prepayments and other current assets		22,128	19,565
Short-term bank deposits		3,100	3,331
Cash and cash equivalents		19,410	24,617

Total current assets		71,550	74,134

Total assets		661,194	652,558

		31 December	31 December
		2017	2016
	Notes	RMB	RMB
			(restated)
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		54,558	40,780
Current portion of long-term debt and payable		1,146	62,276
Accounts payable	12	119,321	122,493
Accrued expenses and other payables		98,695	91,173
Income tax payable		404	1,106
Current portion of finance lease obligations		51	52
Current portion of deferred revenues		1,233	1,253

Total current liabilities		275,408	319,133

Net current liabilities		(203,858)	(244,999)

Total assets less current liabilities		385,786	333,425

Non-current liabilities
Long-term debt		48,596	9,370
Finance lease obligations		26	50
Deferred revenues		1,828	2,305
Deferred tax liabilities	10	8,010	4,770
Other non-current liabilities		629	582

Total non-current liabilities		59,089	17,077

Total liabilities		334,497	336,210

Equity
Share capital		80,932	80,932
Reserves		244,935	234,445

Total equity attributable to equity holders of the Company		325,867	315,377
Non-controlling interests		830	971

Total equity		326,697	316,348

Total liabilities and equity		661,194	652,558

Notes:

1.	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.	APPLICATION OF REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amendments to IFRS issued by the IASB that are mandatorily effective for the current year:

•	Amendments to IAS 7, “Disclosure Initiative”

•	Amendments to IAS 12, “Recognition of Deferred Tax Assets for Unrealised Losses”

•	Amendments to IFRS 12 as part of the Annual Improvements to IFRSs 2014-2016 Cycle

Amendments to IAS 7, “Disclosure Initiative”

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes.

Specifically, the amendments require the following to be disclosed: (i) changes from financing cash flows;

(ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.

A reconciliation between the opening and closing balances of these items is provided in the Group’s consolidated financial statements set out in the Annual Report. Consistent with the transition provisions of the amendments, the Group has not disclosed comparative information for the prior year.

Apart from the additional disclosure as required by Amendments to IAS 7 in the Group’s consolidated financial statements, the application of the above amendments to IFRSs has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year.

3.	CHANGES IN ORGANISATION DURING THE YEAR AND BASIS OF PRESENTATION

(i)	Disposal of a subsidiary

Pursuant to an agreement entered into by the Company and Besttone Holding Co., Ltd. (“Besttone Holding”) on 25 September 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The initial consideration for the disposal of the equity interest in E-store was RMB249 million, which was concluded based on the valuation of the equity interests in E-store as at 31 March 2017. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on the change in the book value of the net assets of E-store during the period from 31 March 2017 to the completion date of the disposal. The control of the equity interest in E-store was transferred to Besttone Holding on 31 October 2017. The final consideration was arrived at RMB251 million, among which the initial consideration amounting to RMB249 million was received on 16 November 2017.

Analysis of assets and liabilities of the disposed subsidiary:

31 October 2017
RMB millions
Current Assets
Cash and cash equivalents	65
Accounts receivable, net	48
Prepayments and other current assets	67

Non-current Assets
Property, plant and equipment, net	16
Intangible assets	3

Current liabilities
Accounts payable	29
Accrued expenses and other payables	27

Net assets disposal of	143

Gain on disposal of a subsidiary:

2017
RMB millions
Consideration received and receivable	251
Net assets disposed of	(143)

Gain on disposal	108

The gain on disposal of E-store has been included in investment income of the consolidated statement of comprehensive income.

Net cash inflow from disposal of a subsidiary:

2017
RMB millions
Consideration received in cash and cash equivalents	249
Less: cash and cash equivalents disposed of	(65)

Net cash inflow from disposal of a subsidiary	184

(ii)	Acquisition of the satellite communications business and a 100% equity interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay Co., Ltd (“E-surfing Pay”, a subsidiary of the Company) acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The purchase price of the Eighth Acquisition had not been settled at the end of the reporting period.

Since the Group and the Eighth Acquired Group are under common control of China Telecommunications Corporation, the Eighth Acquisition have been accounted for as a “combination of entities under common control” in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Eighth Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Eighth Acquisition have been restated to include the results of operations and assets and liabilities related to the Eighth Acquired Group on a combined basis. The consideration payable by the Group for the Eighth Acquisition has been accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated results of operations for the year ended 31 December 2016 and the consolidated statement of financial position as at 31 December 2016 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the Eighth Acquired Group are set out below:

	The Group	The Eighth
	(as previously	Acquired	The Group
	reported)	Group	(as restated)
	RMB millions	RMB millions	RMB millions
Consolidated statement of comprehensive income for the year ended 31 December 2016:
Operating revenues	352,285	249	352,534
Profit for the year	18,109	14	18,123

Consolidated statement of financial position as at 31 December 2016:
Total assets	652,368	190	652,558
Total liabilities	336,073	137	336,210
Total equity	316,295	53	316,348

For the periods presented, all significant transactions and balances between the Group and the Eighth Acquired Group have been eliminated on combination.

4.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

5.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		2017	2016
	Note	RMB millions	RMB millions
			(restated)
Voice	(i)	61,678	70,185
Internet	(ii)	172,554	150,449
Information and application services	(iii)	73,044	66,881
Telecommunications network resource services and lease of network equipment	(iv)	19,125	17,781
Others	(v)	39,828	47,238

		366,229	352,534

Note:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)	Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(v)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

6.	NET FINANCE COSTS

	2017	2016
	RMB millions	RMB millions
		(restated)
Interest expense incurred	3,913	4,200
Less: Interest expense capitalised*	(327)	(498)

Net interest expense	3,586	3,702
Interest income	(429)	(354)
Foreign exchange losses	664	209
Foreign exchange gains	(530)	(322)

	3,291	3,235

* Interest expense was capitalised in construction in progress at the following rates per annum	3.9%-4.9%	4.1%-5.0%

7.	INCOME TAX

Income tax in the profit or loss comprises:

	2017	2016
	RMB millions	RMB millions
		(restated)
Provision for PRC income tax	3,147	3,478
Provision for income tax in other tax jurisdictions	123	155
Deferred taxation	2,922	2,360

	6,192	5,993

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		2017	2016
	Note	RMB millions	RMB millions
			(restated)
Profit before taxation		24,953	24,116

Expected income tax expense at statutory tax rate of 25%	(i)	6,238	6,029
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(108)	(275)
Differential tax rate on other subsidiaries’ income	(ii)	(82)	(53)
Non-deductible expenses	(iii)	380	485
Non-taxable income	(iv)	(112)	(105)
Others	(v)	(124)	(88)

Actual income tax expense		6,192	5,993

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 39%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent tax deduction on prior year research and development expenses approved by tax authorities and other tax benefits.

8.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2017 and 2016 is based on the profit attributable to equity holders of the Company of RMB18,617 million and RMB18,018 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

9.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 28 March 2018, a final dividend of equivalent to HK$0.115 per share totaling approximately RMB7,518 million for the year ended 31 December 2017 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared and paid on 21 July 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

10.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2017	2016	2017	2016	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Provisions and impairment losses, primarily for doubtful debts	1,626	1,531	—	—	1,626	1,531
Property, plant and equipment and others	3,782	3,410	(7,789)	(4,416)	(4,007)	(1,006)
Deferred revenues and installation costs	71	120	(52)	(85)	19	35
Available-for-sale equity securities	—	—	(169)	(269)	(169)	(269)

Deferred tax assets/(liabilities)	5,479	5,061	(8,010)	(4,770)	(2,531)	291

		Recognised in
		consolidated
		statement of	Balance at
	Balance at	comprehensive	31 December
	1 January 2017	income	2017
	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

		Recognised in
		consolidated
		statement of	Balance at
	Balance at	comprehensive	31 December
	1 January 2016	income	2016
	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,291	240	1,531
Property, plant and equipment and others	1,569	(2,575)	(1,006)
Deferred revenues and installation costs	60	(25)	35
Available-for-sale equity securities	(326)	57	(269)

Net deferred tax assets	2,594	(2,303)	291

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		2017	2016
	Note	RMB millions	RMB millions
			(restated)
Accounts receivable
Third parties		23,762	22,958
China Telecom Group	(i)	1,502	966
China Tower Corporation Limited		5	10
Other telecommunications operators in the PRC		669	933

		25,938	24,867
Less: Allowance for doubtful debts		(3,842)	(3,402)

		22,096	21,465

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	2017 RMB millions	2016 RMB millions
Current, within 1 month	9,323	9,993
1 to 3 months	2,607	2,179
4 to 12 months	1,780	1,763
More than 12 months	878	761

	14,588	14,696
Less: Allowance for doubtful debts	(2,603)	(2,427)

	11,985	12,269

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers based on date of rendering of services is as follows:

	2017 RMB millions	2016 RMB millions
		(restated)
Current, within 1 month	4,421	3,671
1 to 3 months	1,973	1,895
4 to 12 months	2,644	2,360
More than 12 months	2,312	2,245

	11,350	10,171
Less: Allowance for doubtful debts	(1,239)	(975)

	10,111	9,196

Ageing analysis of accounts receivable that are not impaired is as follows:

	2017	2016
	RMB millions	RMB millions
		(restated)
Not past due	19,623	19,418

Less than 1 month past due	1,518	1,180
1 to 3 months past due	955	867

Amounts past due	2,473	2,047

	22,096	21,465

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2017	2016
	RMB millions	RMB millions
		(restated)
Third parties	93,324	96,736
China Telecom Group	22,682	21,331
China Tower Corporation Limited	2,611	3,697
Other telecommunications operators in the PRC	704	729

	119,321	122,493

Amounts due to China Telecom Group and China Tower Corporation Limited are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due date is as follows:

	2017	2016
	RMB millions	RMB millions
		(restated)
Due within 1 month or on demand	27,502	17,933
Due after 1 month but within 3 months	17,257	19,931
Due after 3 months but within 6 months	26,603	21,611
Due after 6 months	47,959	63,018

	119,321	122,493

FINANCIAL REVIEW

Summary

In 2017, the Company deepened its reform and innovation and accelerated the scale development leading by its transformation and upgrades strategy. Development capabilities were continuously accumulated while efficiency and effectiveness were successfully enhanced. As a result, the overall operating results achieved steady growth. Operating revenues in 2017 were RMB366,229 million, an increase of 3.9% from year 20167; service revenues8 were RMB331,044 million, an increase of 6.9% from year 2016; operating expenses were RMB339,009 million, an increase of 4.2% from year 2016; profit attributable to equity holders of the Company was RMB18,617 million, an increase of 3.3% from year 2016; basic earnings per share were RMB0.23; EBIDTA9 was RMB102,171 million, an increase of 7.4% from year 2016 and the EBITDA margin10 was 30.9%, an increase of 0.2 percentage point from last year.

Operating Revenues

In 2017, the Company insisted on integration and innovation, and effectively responded to market competition. The subscribers scale grew rapidly and the revenue structure was continuously optimised with steady growth in operating revenues. Operating revenues in 2017 were RMB366,229 million, an increase of 3.9% from year 2016. Of which, mobile services revenues were RMB180,535 million, an increase of 4.8% from year 2016; wireline services revenues were RMB185,694 million, an increase of 3.0% from year 2016.

[7]	In 2017, the Group acquired the satellite communications business and Shaanxi Zhonghe Hengtai Insurance Agent Limited (陝西中和恒泰保險代理有限公司). As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to note 3 to the Group Result of this annual results announcement for details.
[8]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2017: RMB26,759 million; 2016: RMB34,612 million), sales of wireline equipment (2017: RMB6,446 million; 2016: RMB5,902 million) and other non-service revenues (2017: RMB1,980 million; 2016: RMB2,208 million).
[9]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[10]	EBITDA margin was calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues for 2016 and 2017, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2017	2016 (restated)	Rates of change
Voice	61,678	70,185	-12.1%
Internet	172,554	150,449	14.7%
Information and application services Telecommunications network resource services and lease of network equipment	73,044 19,125	66,881 17,781	9.2 7.6	% %
Others	39,828	47,238	-15.7%

Total operating revenues	366,229	352,534	3.9%

Voice

In 2017, being continuously affected by the substitution effect of mobile Internet services such as OTT, revenue from voice services was RMB61,678 million, a decrease of 12.1% from year 2016, accounting for 16.8% of operating revenues. Of which, revenue from wireline voice services was RMB22,263 million, a decrease of 14.3% from year 2016; revenue from mobile voice services was RMB39,415 million, a decrease of 10.8% from year 2016. The risks associated with revenue from voice services were further mitigated while the revenue structure was continuously optimised.

Internet

In 2017, revenue from Internet services was RMB172,554 million, an increase of 14.7% from year 2016, accounting for 47.1% of operating revenues. The Company further deepened its integrated operation and strengthened applications enrichment. With optimisation in network and service quality, we are able to reinforce our leading position in the broadband market. Besides, we strived to preserve our corporate value while expanding the scale development of broadband subscribers. At the end of 2017, the number of wireline broadband subscribers reached 134 million, with a net increase of 10.41 million. The wireline broadband revenue was RMB76,744 million, which was relatively stable as compared with that of year 2016. The Company well planned the all-rounded 4G development through active promotion of popularity of “multi-mode” handsets, innovative introduction of heavy data usage products and continuous construction of the superior 4G network, providing new engines for the fast-growing mobile services and effectively driving the rapid increase in mobile data traffic and related revenue. Revenue from mobile Internet access services was RMB92,961 million, an increase of 31.5% from year 2016. Of which, mobile handset Internet access revenue was RMB90,865 million, an increase of 33.1% from year 2016.

Information and Application Services

In 2017, revenue from information and application services was RMB73,044 million, an increase of 9.2% from year 2016, accounting for 20.0% of operating revenues. Of which, revenue from wireline information and application services was RMB52,037 million, an increase of 17.3% from year 2016, mainly benefiting from the rapid growth of IDC, cloud, Big Data and e-Surfing HD services. Revenue from mobile information and application services was RMB21,007 million, a decrease of 6.7% from year 2016, which was mainly due to the decrease in revenue from traditional value-added services such as information inquiry services.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2017, revenue from telecommunications network resource services and lease of network equipment was RMB19,125 million, an increase of 7.6% from year 2016, accounting for 5.2% of operating revenues. Of which, revenue from wireline telecommunications network resource services and lease of network equipment was RMB18,835 million, an increase of 7.0% from year 2016, which was mainly due to the favourable growth in revenue from the IP-VPN service and digital circuit service.

Others

In 2017, revenue from other services was RMB39,828 million, a decrease of 15.7% from year 2016, accounting for 10.9% of operating revenues. Revenue from sales of mobile terminals was RMB26,759 million, a decrease of 22.7% from year 2016, which was mainly attributable to the enhanced promotion and increasing popularisation of “multi-mode” handsets, the increase of number of terminals sold through open channels as well as the reduction in the Company’s centralised procurement, resulting in the decline in revenue from sales of terminals.

Operating Expenses

The Company continued to optimise the cost structure and rationalised the allocation of resources in order to support the scale development. In 2017, operating expenses were RMB339,009 million, an increase of 4.2% from year 2016. Operating expenses accounted for 92.6% of operating revenues, an increase of 0.3 percentage point from year 2016.

The following table sets forth a breakdown of the operating expenses in 2016 and 2017 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2017	2016 (restated)	Rates of change
Depreciation and amortisation	74,951	67,942	10.3%
Network operations and support	103,969	94,156	10.4%
Selling, general and administrative	58,434	56,426	3.6%
Personnel expenses	56,043	54,504	2.8%
Other operating expenses	45,612	52,286	-12.8%

Total operating expenses	339,009	325,314	4.2%

Depreciation and Amortisation

In 2017, depreciation and amortisation was RMB74,951 million, an increase of 10.3% from year 2016, accounting for 20.5% of operating revenues. The increase was mainly due to the changes in accounting depreciable lives of certain fixed assets from 10 years to 5 years by the Company with effect from 1 October 2017, and accordingly the depreciation expenses increased by RMB4,045 million. Meanwhile, since the Company continued with its large-scale investment in the development of 4G and fibre broadband network in recent years, the increase in depreciation of newly added assets outweighed the decrease in depreciation of the existing assets.

Network Operations and Support

In 2017, network operations and support expenses were RMB103,969 million, an increase of 10.4% from year 2016, accounting for 28.4% of operating revenues. It was mainly due to the increase in the tower assets lease fee and the costs of repairs and maintenance attributed to the enhancement of network capabilities and quality. At the same time, the Company implemented stringent cost management and control and therefore, the increase in network operations and support expenses was under effective control.

Selling, General and Administrative

In 2017, selling, general and administrative expenses amounted to RMB58,434 million, an increase of 3.6% from year 2016, accounting for 16.0% of operating revenues. Selling expenses were RMB50,345 million, an increase of 5.3% from year 2016. The Company continuously optimised its sales and marketing model, appropriately increased its investment in channel costs and significantly reduced the terminal subsidies, achieving enhancement in the overall utilisation effectiveness of sales and marketing expenses. Of which, commission and service expenses for third parties amounted to RMB36,273 million, an increase of 17.9% from year 2016. Advertising and promotion expenses amounted to RMB14,072 million, a decrease of 17.6% from year 2016, of which the terminal subsidies amounted to RMB4,707 million, a decrease of 49.8% from year 2016.

Personnel Expenses

In 2017, personnel expenses were RMB56,043 million, an increase of 2.8% from year 2016, accounting for 15.3% of operating revenues. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in the Annual Report for the year ended 31 December 2017.

Other Operating Expenses

In 2017, other operating expenses were RMB45,612 million, a decrease of 12.8% from year 2016, accounting for 12.4% of operating revenues. The cost of mobile terminal equipment sold amounted to RMB25,488 million, a decrease of 22.5% from year 2016, which was in line with the decrease in revenue from sales of mobile terminals.

Net Finance Costs

In 2017, net finance costs were RMB3,291 million, an increase of 1.7% from year 2016. Net exchange loss amounted to RMB134 million in year 2017. The fluctuation of foreign exchange gain or loss was mainly due to the effect of changes in the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2017, income tax expenses were RMB6,192 million with the effective income tax rate of 24.8%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable to Equity Holders of the Company

In 2017, profit attributable to equity holders of the Company was RMB18,617 million, an increase of 3.3% from year 2016.

Changes in Accounting Estimates

Since the proposed implementation of transformation and upgrades strategy in June 2016, the Company has expedited the construction of new generation network, continuously raising the demand for high performance and rapid cannibalisation of assets. Following an assessment conducted during the year, the Company considered that there were changes in the expected useful lives of the enterprise information system equipment, IPTV equipment and CDN equipment along with the fast high-definition development of the video services, the rapid evolution of information technology and the accelerated cannibalisation of equipment. To ensure the accounting depreciable lives of fixed assets better reflecting the condition of actual usage of the assets, the Company resolved to change the accounting depreciable lives of the above assets from 10 years to 5 years in order to further reinforce assets quality and enhance the market competitiveness of our services, which will in turn promote the long-term sustainable development of the Company. The above changes have been implemented with effect from 1 October 2017. These changes in accounting estimates resulted in the corresponding increase of depreciation expenses by RMB4,045 million in year 2017.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2017, the Company continued to enhance its management and control of capital expenditure, consistently optimised the investment structure as well as took advantage of Big Data to implement precision investment, which resulted in improvement of the investment efficiency and effectiveness. In 2017, capital expenditure was RMB88,712 million, a decrease of 8.4% from year 2016.

Cash Flows

Net decrease in cash and cash equivalents in 2017 was RMB4,908 million while the net decrease in cash and cash equivalents in year 2016 was RMB7,463 million.

The following table sets forth the cash flow position in 2016 and 2017:

	For the year ended
	31 December
(RMB millions)	2017	2016
		(restated)
Net cash flow from operating activities	96,502	101,135
Net cash flow used in investing activities	(85,263)	(99,043)
Net cash flow used in financing activities	(16,147)	(9,555)

Net decrease in cash and cash equivalents	(4,908)	(7,463)

In 2017, the net cash inflow from operating activities was RMB96,502 million, a decrease of 4.6% from year 2016, which was mainly due to the increase in expenses related to operating activities.

In 2017, the net cash outflow used in investing activities was RMB85,263 million, a decrease of 13.9% from year 2016, which was mainly due to the decrease in capital expenditure.

In 2017, the net cash outflow used in financing activities was RMB16,147 million, an increase of 69.0% from year 2016, which was mainly due to the higher amount of repayment of deferred consideration of mobile network acquisition due this year than the newly obtained borrowings.

Working Capital

The Company consistently upheld prudent financial principles and stringent fund management policies. At the end of 2017, working capital (total current assets minus total current liabilities) deficit was RMB203,858 million, a decrease in deficit of RMB41,141 million from year 2016. The decrease in deficit was mainly due to the repayment of deferred consideration of mobile network acquisition due this year. As at 31 December 2017, the unutilised credit facilities were RMB154,793 million (2016: RMB161,229 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2017, cash and cash equivalents amounted to RMB19,410 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 81.6% (2016: 81.8%).

Assets and Liabilities

In 2017, the Company continued to maintain a solid financial position. At the end of 2017, the total assets increased by 1.3% to RMB661,194 million from RMB652,558 million at the end of 2016. Total indebtedness decreased to RMB104,377 million from RMB112,528 million at the end of 2016. The ratio of total indebtedness to total assets decreased to 15.8% from 17.2% at the end of 2016.

Indebtedness

The indebtedness analysis as at the end of 2016 and 2017 is as follows:

	For the year ended
	31 December
(RMB millions)	2017	2016
Short-term debt	54,558	40,780
Long-term debt and payable maturing within one year	1,146	62,276
Long-term debt	48,596	9,370
Finance lease obligations (including current portion)	77	102

Total debt	104,377	112,528

By the end of 2017, the total indebtedness was RMB104,377 million, a decrease of RMB8,151 million from the end of 2016, which was mainly due to the effective reduction in scale of interest-bearing debt as a result of the efficient centralised capital management implemented by the Company. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2016: 99.4%), 0.4% (2016: 0.4%) and 0.2% (2016: 0.2%), respectively. 99.5% (2016: 44.3%) of the indebtedness are loans with fixed interest rates, while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2017, neither the Company nor any of its subsidiaries pledge any assets as collateral for debt (2016: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2017, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2017).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to maintain high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance mission and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements optimised corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole.

Except that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2017, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2017.

In the Company’s opinion, through supervision of the Board of Directors and the independent non-executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have similar arrangements.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2017 to 31 December 2017.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2017 on 28 May 2018. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 28 April 2018 to 28 May 2018 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 27 April 2018. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 28 May 2018 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.115 per share (pre-tax), totalling approximately RMB7,518 million for the year ended 31 December 2017. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 28 May 2018. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Monday, 11 June 2018. The H share register of members will be closed from Monday, 4 June 2018 to Monday, 11 June 2018 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Friday, 1 June 2018. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on 27 July 2018 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the 2017 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2018.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 11 June 2018 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Friday, 1 June 2018. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2017 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board

China Telecom Corporation Limited

Yang Jie

Chairman and Chief Executive Officer

Beijing, China, 28 March 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).